SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

F O R M 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2026
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

2 HaCarmel St., Yoqneam Illit 2066724, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

This Form 6-K is being incorporated by reference into the Registrant's Registration Statements on Form S-8 (Registration Nos. 333-181383, 333-117054, 333-100804 and 333-54632) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Nasdaq Letter

On June 23, 2026, MIND CTI Ltd. (the “Company”) received a letter (“Letter”) from The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is no longer in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5450(a)(1), which requires listed securities to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Requirement”). According to the Letter, based upon the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days, from May 8, 2026 to June 22, 2026, the Company no longer meets this requirement.

The Nasdaq Listing Rules provide the Company a compliance period of 180 calendar days after receipt of the Letter, or until December 21, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. The Company can regain compliance, if at any time during the Compliance Period, the closing bid price of the Company’s ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance, and this matter will be closed. The Company can also choose to implement a reverse stock split. If so, it must complete the reverse stock split no later than ten business days prior to December 21, 2026, in order to regain compliance. In the event the Company does not regain compliance by the end of the Compliance Period, the Company may then be eligible for an additional period to regain compliance. If it appears to Nasdaq’s staff that the Company will not be able to cure the deficiency by the end of the Compliance Period, or if the Company is otherwise not eligible for an additional compliance period, the Nasdaq's staff will notify the Company that its ordinary shares will be subject to delisting.

The Company intends to actively monitor the closing bid price for its Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule.

The Letter has no immediate effect on the listing of the Company's ordinary shares, and during the Compliance Period, as may be extended, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “MNDO.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2026	By Order of the Board of Directors, /s/ Monica Iancu Title: Monica Iancu Chair of the Board